Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

On July 25, 2022, Rubicon Technologies, LLC published the following updated investor presentation on its website.

Rubicon T e c hno l og i e s , LLC INVESTOR PRESENTATION JULY 2022

1 Disclaimer This confidential presentation (the “presentation”) is being delivered to you by Rubicon Technologies, LLC (“Rubicon”) and Founder SPAC (“SPAC”) in connection with the potential business combination of Rubicon and SPAC (the “Transaction”). This presentation is for information purposes only. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Rubicon is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information with respect to Rubicon or the post - business combination company (the “Combined Co”). The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Rubicon, SPAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Rubicon and SPAC disclaim any duty to update the information contained in this presentation. Forward - Looking Statements This presentation includes forward - looking statements. Rubicon’s and Combined Co’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, Rubicon’s and SPAC’s expectations with respect to future performance. These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (4) the risk that any proposed business combination disrupts current plans and operations; (5) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the any proposed business combination; (7) changes in the applicable laws or regulations; (8) the possibility that Rubicon or Combined Co may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID - 19 pandemic; and (10) other risks and uncertainties separately provided to you and indicated from time to time in filings and potential filings by Rubicon, SPAC and Combined Co with the U.S. Securities and Exchange Commission (the “SEC”). Rubicon and SPAC caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made. Rubicon and SPAC undertake no obligation to and accept no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based. Industry, Market Data and Partnerships In this presentation, Rubicon and SPAC rely on and refer to certain information and statistics regarding the markets and industries in which Rubicon competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While Rubicon and SPAC believe such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . Rubicon and SPAC have not independently verified the accuracy or completeness of the information provided by the third - party sources . This Presentation contains descriptions of certain key business partnerships with Rubicon. These descriptions are based on the Rubicon management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this Presentation. These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this Presentation. Dis c laimer

2 Use of Projections This Presentation contains projected financial information with respect to Rubicon. Such projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Further, illustrative presentations are not necessarily based on management’s projections, estimates, expectations, or targets but are presented for illustrative purposes only. Rubicon’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward - Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved. Further, the metrics referenced in this Presentation regarding select aspects of Rubicon’s operations were selected by SPAC and Rubicon on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Rubicon’s business, are incomplete, and are not necessarily indicative of Rubicon’s performance or future performance or overall operations. There can be no assurance that historical trends will continue. Non - GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to earnings before interest, taxes, depreciation, and amortization (“EBITDA”), EBITDA adjusted for various non - recurring items (“Adjusted EBITDA”), adjusted gross profit and certain ratios and other metrics derived therefrom. Note that other companies may calculate these non - GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. Further, these non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that may occur in the future and are significant in understanding and assessing Rubicon’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income or other measures of profitability under GAAP. You should be aware that Rubicon’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. Rubicon believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Rubicon’s financial condition and results of operations. Rubicon believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in Rubicon, and in comparing Rubicon’s financial measures with those of other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining these non - GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what Rubicon believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non - GAAP financial measures. Rubicon does not provide reconciliations of Adjusted Gross Profit or Adjusted Gross Profit Margin (the result obtained from dividing Adjusted Gross Profit by revenue) to gross profit or gross profit margin or EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin (the result obtained from dividing Adjusted EBITDA by revenue) to net income on a forward - looking basis because Rubicon is unable to reliably forecast the amount or significance of certain items required to develop meaningful projections of the comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation or amortization, impairment charges, gains or losses on retirement of debt, variations in effective tax rate, and fluctuations in net working capital, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from Rubicon’s calculations of these non - GAAP measures. We expect the variability of these items could have a significant impact on our reported GAAP financial results. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Rubicon and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Rubicon and SPAC will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Further, third - party logos included in this Presentation may represent past or present vendors or suppliers of materials and/ or products to Rubicon for use in in connection with its business and/or installation and sale of solar systems or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either SPAC or Rubicon will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. Important Information About the Business Combination and Where to Find It SPAC’s shareholders and other interested persons are advised to read, carefully and in their entirety, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about SPAC, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). The definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters described in the Registration Statement. SPAC shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: SPAC at WINSTON & STRAWN LLP, 800 CAPITOL STREET, SUITE 2400, HOUSTON, TX, 77002. Participants in the Solicitation for the Proposed Business Combination SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in the Registration Statement which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to SPAC at WINSTON & STRAWN LLP, 800 CAPITOL STREET, SUITE 2400, HOUSTON, TX, 77002. Rubicon and its members and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed business combination. A list of the names of such members and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement filed with the SEC. Disclaimer (Continued)

1. Founder SPAC Overview 2. Executive Summary 3. Reimagining The Product Experience for Waste & Recycling 4. Financial Overview & Projections 5. Transaction Overview Appendix Agenda 5 8 20 30 39 42

Today’s Presenters Nate Morris Chief Executive Officer Phil Rodoni Chief Technology Officer Michael Allegretti Chief Strategy Officer Jevan Anderson Chief Financial Officer Chris Spooner SVP, Finance Osman Ahmed Chief Executive Officer 4

Founder SPAC Overview 5

Founder SPAC Overview & Investment Thesis 6 Focused on investing in companies enabling or benefiting from digital transformation – the movement of processes online Founder’s team has multiple decades of success in the Digital Transformation sector as operators, board members and investors, collectively having taken multiple companies public Prior success executing SPAC transactions across multiple industries High growth, digital marketplace focused on disrupting a mature industry Pioneer in the waste and recycling digital marketplace with proprietary technology and data stack, plus an early - mover advantage with creating a digital ecosystem for all constituents in waste and recycling Revenue today and a proven playbook to fuel future growth Founder SPAC merger expected to fully fund Rubicon and will provide growth capital to accelerate M&A and execute on management’s strategic growth initiatives Investm e nt Thesis

$1.7B $432M TRANSACTION STRUCTURE VALUATION CAPITAL STRUCTURE Rubicon and Founder SPAC (Nasdaq : FOUN) have entered in a definitive agreement to consummate a business combination The business combination reflects an implied pro forma valuation of ~$1.7B Proceeds from the transaction will be comprised of Founder SPAC cash in trust and proceeds from a concurrent PIPE The transaction is anticipated to close in Q3 2022 Valuation implies 9.4x 2023E Adjusted Gross Profit multiple (1) Transaction is expected to result in up to $432M total cash proceeds which will be used to fund organic and inorganic growth; proceeds are comprised of $321M cash in trust and the $111M PIPE Following the close of the transaction, Rubicon to list on the NYSE with the ticker symbol “RBT” Rubicon shareholders will rollover 100% of outstanding equity and own 75% of the pro forma entity Post - transaction capital structure assumes zero redemptions and a fully - subscribed $111M PIPE 1. Adjusted Gross Profit (AGP) is a non - GAAP measure and represents revenue less payments to third party suppliers for waste services and waste generators for the value of commodity streams. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure. Transaction Summary 7

Ex e c ut i v e Summary 8

Investment Highlights Massive addressable market in a fragmented industry ripe for innovation 01 . Capital - light and efficient operating model supports continued attractive growth 03 . Scaled platform with 8,000+ customers, > $500M revenue 04 . Proven customer acquisition and wallet share expansion strategies, with robust client base of marquee companies and municipalities 05 . Long - term topline visibility with multiple contractual, recurring revenue streams and 100%+ revenue net retention (1) 02 . First - mover advantage in a self - created market, with deep, protected moats 06 . Environmental & sustainability proposition 08 . Path to profitability at scale 09 . Robust M&A pipeline with proven synergy extraction playbook 10 . Digital infrastructure model with robust technology product development pipeline 07 . 1. Revenue net retention is calculated on an annualized basis as the percentage of prior period revenue retained from existing customers within the period, inclusive of customer churn, as well as revenue expansion or contraction within an existing customer account.. 9

Who is Rubicon? Rubicon is a software platform that arranges and fulfills waste and recycling services for businesses and governments We provide cost containment, tax - payer savings, and sustainable outcomes through long - term contracts The data we aggregate on our platform offers a single source of truth to drive the circular economy 10 Rubicon is the Digital Challenger to the Status Quo in Waste & Recycling Digital Clo u d - Based No Trucks No Landfills

Waste & Recycling is a Massive Market 11 MASSIVE AND GLOBAL $2.1T Global Waste and Recycling Industry (1) HIGHLY FRAGMENTED COMPLETELY NONCYCLICAL ~5.3% Blended “Big 3 ” EBITDA CAGR 2001 - 2021 A (3) $208B North American Waste Management Market (2) 5.3% CAGR 2020 - 2027E (1) $177B Annual Revenue to Non - Big - 3 Haulers in North America (2)(3) 85% Of Market Comprised of non - Big 3 Haulers (2)(3) 4.9% Blended “Big 3” Revenue CAGR 2001 - 2021A (3) $156B “Big 3” Aggregate Revenues 2017 - 2021A (3) 1. Statista ‘Waste Management Market Worldwide (2019 - 2027), January 2021; Technavio 2. 3. ‘Global Smart City Market’ report; World Bank Group ‘What a Waste 2.0’ Allied Market Research FactSet as of 7/19/2022

Asset heavy, landfill - based model makes ~50% of EBITDA on frequency and tonnage disposed in the landfill Landfill incentives outweigh recycling incentives Example: Waste Management’s recycling rate of 13% is approximately half the industry average Disjointed, antiquated technology with no visibility into waste data Lack of competition results in inflated pricing for all 12 Old World Approach to Waste Management Little has changed since the late 18 th century; the industry is ripe for disruption Rubicon’s Approach to Waste Management Data - centric approach to waste management is powering sustainability for businesses and cities Digital, cloud - based model’s utilization of lower - cost resources results in more efficient use of growth capital Rubicon monetizes commodities diverted from landfills, incentivizing recycling efforts and reducing total customer waste spend Holistic audit of customer waste streams results in increased transparency and reduced costs Rubicon’s Integrated waste management platform changes how we think about waste Source: Annual Reports; Earnings Calls; Waste Business Journal

Rubicon’s First Mover Advantage = Significant Scale & Capabilities 13 8,000+ Size of hauler network 8,000+ Customers across a variety of industries 8M+ Number of unique service locations 20+ Number of countries Rubicon currently operates in 50+ Patents awarded Rubicon unique service locations (North America) All managed without owning trucks, landfills, recycling operations or containers Note: Unique Service Location is a location where a waste or recycling service occurs and can include multiple services / containers

14

Customer Base Anchored by Marquee Companies & Governments

SELECT CUSTOMERS

RUBICON Connect™

Starbucks, Best Buy, 7-Eleven, Walmart, Chick-fil-A, FedEx, AT&T, Chipotle Mexican Grill, sweetgreen, Dollar General, Wells Fargo, Yum!, Wendy's, amazon, Estée Lauder, Goodyear, Tiffany & Co., Tractor Supply Co, TJX, Wegmans, Costco Wholesale, Beyond Meat, CVS pharmacy

RUBICON SmartCity™ & RUBICON Premier™

Houston, TX — Santa Fe, NM — Washington DC — Asheville, NC — Memphis, TN — Baltimore, MD — Columbus, OH — Kansas City, MO — San Antonio, TX

Odakyu — Japan

Montgomery, AL — Spokane, WA — Hartford, CT — Scranton, PA — Denton, TX — Roseville, CA

RUBICON

Confidential – For Discussion & General Information Purposes Only 15 Rubicon’s Proposition Enables Meaningful Business & Environmental Impact for its Clients Rubicon has built a leading brand profile in a category that, until now, was viewed as a utility - like experience. Our culture, our campaigns, and our communications all speak directly to the next generation of decision - makers. Rubicon was founded with a simple but powerful mission: TO END WASTE

Rubicon Has Built a Leading Digital Platform for Waste & Recycling Scalable digital marketplace connecting waste generators with haulers for the $2.1T (1) waste and recycling industry Software - centered product solutions transform the customer experience Authentic, free - market environmental proposition to reduce emissions with end - to - end transparency. One of the first and now one of the largest B Corps (2) Diverse, blue - chip customer base in business and government, all under long - term contracts Experienced management team supported by seasoned investors and advisors 16 1. Statista ‘Waste Management Market Worldwide (2019 - 2027)’, January 12, 2021, Technavio ‘Global Smart City Market’ Report, World Bank Group ‘What a Waste 2.0’ 2. Certified as a B Corporation since April 2012

Waste is One of the Few Remaining Industries on the Disruption Curve 17 Model centered around real estate assets Inability to adapt in digital world Poor customer experience, excessive and hidden fees Structured to ignore significant capacity from independents Vulnerable to growing awareness of, and opposition to, landfill Not structured to capture and monetize the wealth of data potentially at their disposal Traditional Model - Offline Acutely positioned for disruption and - more importantly - customer disintermediation Reimagined Customer Experience Rubicon is a decade ahead of the sector and is actively disintermediating the incumbents to become the nexus between customer and hauler Built on a foundation of technology / online buying Optimized logistics Consumer - centric approach Business revolves around users Data - driven Ability to expand into adjacent markets

18 “… if the other guys (Waste Management and Republic) can get to $50 billion, I don’t see why Rubicon can’t...” Marc Benioff CEO, Salesforce (Rubicon Investor) Source: Forbes, January 2017

19 Recent Press & Announcements • Rubicon Enters Strategic Partnership with Palantir Technologies ( link ) • Rubicon Enters Into Three Year Smart City Partnership with the City of Houston ( link ) • RUBICONSmartCity Œ Featured in New Amazon Documentary Series ( link ) • Rubicon and City of Harrisonburg, Virginia Win Prestigious Smart 50 Award ( link ) • Rubicon Certified as a Great Place to Work® for Remarkable Fifth Consecutive Year ( link ) • Rubicon Announces New Multi - Year Agreement with SRS Distribution ( link ) • Rubicon Enters Nationwide Technology Agreement with Japanese Transportation Conglomerate, Odakyu ( link ) • Rubicon Acquires CIVIX, a Routing Software and Solutions Company ( link )

Reimagining the Product Experience for Waste & Recycling 20

21

The Operating System for the Waste & Recycling Industry

Using technology to enable product solutions for business and government that **unlock economic value** and **reduce environmental liabilities**

RUBICONConnect™
Commercial Waste Generators

Solutions that unlock the economic and environmental value of their waste

RUBICONPremier™
International Applications

A 3PL solution that integrates vehicle tracking and confirmations directly into back-office operations


Dispatching
Sourcing
Telematics
Confirmations
Urban Data Capture
Self-Service
Material Insights
Invoicing

RUBICONSmartCity™
Cities & Residential Waste

A data collection platform using the latest in telematics and computer vision technology to deliver better public services

RUBICONPro™
Haulers

IoT solutions that provide haulers a wealth of tools and capabilities to help them efficiently manage their business

Combines proprietary **technology expertise** and deep waste and recycling **industry knowledge**

RUBICON

22

Rubicon Has Built a Highly Connected Digital Ecosystem for All Constituents in Waste and Recycling

COMMERCIAL WASTE GENERATORS

Manufacturing & Industrial
Commercial Property
Hospitality
Restaurant
Multi-Family
Logistics
Retail
Grocery

Rubicon services waste generators' needs through its network of haulers, with vendor management, compliance, invoicing, payments and receipts managed on the digital platform

HAULERS

A network of more than 8,000 hauling and recycling partners, including national and local operators

Waste Generators are able to report and quantify superior diversion and recycling rates

Solutions address full waste and recycling value chain

Rubicon equips haulers with technology to detect location, load and capacity…hauler receives digitally dispatched order to be configured into existing route

Rubicon services requests through RUBICONConnect or directly from waste generator via FMS / OMS system integrations, with real-time confirmation of service

Rubicon technology helps implement advanced recycling programs, coordinating multiple vendors, directing the waste feedstock to processing facilities, and tracking end-destinations for traceability

SMART CITIES

SaaS and IoT solutions for municipalities

Municipal fleets are equipped with telematics, and AI cameras to collect data for asset optimization…driving tax payer savings…and creating a roaming data center that deliver critical infrastructure assessments, and fleet and route optimization tools

INTEGRATED LANDFILL OPERATORS

WM Waste Management
Republic Services
GFL
Waste Connections, Inc.

Rubicon enables data-driven waste management for all its partners and integrated landfill operators process volumes contracted to Rubicon

RECYCLING & SORTING

AI toolkit is applied to waste streams to monetize customers' overlooked assets and reduce environmental liability

Recycled waste re-enters the supply chain and avoids landfill

RUBICON

23

RUBICONConnect™ Disrupts Legacy Solutions by Offering a Digital Ecosystem with a Differentiated Customer Experience for All Constituents in the Supply Chain

AGGREGATING DEMAND THROUGH A DIFFERENTIATED CUSTOMER EXPERIENCE

- Immediately available real-time quotes for 150+ categories of waste and commodities
- Global service capabilities
- Supplier redundancy in almost every US market
- Offers digital oversight and environmental performance transparency
- Modernizing procurement with integrated 3PL platform

DIGITAL ONE-STOP SHOP

COST MINIMIZATION

VERIFIED ENVIRONMENTAL & SUSTAINABILITY REPORTING

BILL AUDITING & PAYMENTS

FMS / WMS INTEGRATIONS

INCREASED DIVERSION


RUBICON
Material Profile
6,815.69

CURATED SUPPLIER NETWORK WITH BROAD CAPABILITIES

- 8,000+ approved vendors bid on jobs digitally to be selected by Rubicon – expanding customer base and revenues
- Jobs are routed intelligently to maximize route density and efficiency
- Modernizing a fragmented industry, streamlining prospecting and back-office functions
- AI tech-enabled ecosystem facilitates greater program compliance and improved customer satisfaction

RUBICON

24

Rubicon's Value Proposition for Clients / Waste Generators

Rubicon's platform addresses the most salient customer frustrations with traditional solutions

LEGACY SOLUTIONS PAIN POINTS

1. Ongoing cost increases
2. Lack of transparency and data
3. Lack of customer focus
4. Lack of support of sustainability goals through diversion
5. Reputational issues
6. Too many service providers to monitor

RUBICON OFFERS…

- Fully Digital, Transparent Experience
- Improved Environmental Performance
- Efficiencies Create Significant Economic Upside

BEFORE RUBICONConnect

$$$

- Continual price increases
- Bin over-servicing
- High tipping fees for landfills
- Hidden charges
- Errors in billing



- Lack of service confirmations
- Paper invoices and checks



- Limited tracking of pricing data
- Limited transparency into billing and diversion


LANDFILL

- ~10% of waste diverted by the Big-3
- Incumbents incentivized to send as much as possible to landfills

AFTER RUBICONConnect

Cost Containment & SG&A Expense Relief

$

- Competitive sourcing
- Service right sizing
- Lower tipping fees for landfills
- Invoice auditing

Reliable, Easy-to-Work-With Providers



- New industry platform
- Easy to use interfaces
- Service confirmations
- Automated, paperless billing and payments

Transparency into Billing & Diversion



- Holistic supply chain transparency
- Real-time metrics
- CSR reporting

High Diversion Rates



- ~30% diversion rate
- Diversion innovation
- Waste stream audits
- Revenue from recyclables
- Dedicated solutions SMEs

RUBICON

Source: Annual Reports; Earnings Calls; Waste Business Journal

25 TECHNOLOGY PLATFORM ACCESS TO CUSTOMERS AND VOLUME SMART ROUTING DISCOUNTS All - in - one fleet management system Service confirmations and verifiable data trail Back - office management Local access to national chains that would have otherwise been unattainable Effective reseller channel for local infill opportunities Optimized routing Increased route density from AI powered job allocation, improving efficiency Aggregates local hauler buying power to save on: Fuel Equipment Parts S mar t p h o n es Insurance Rubicon’s Value Proposition for Haulers & Recyclers Rubicon’s platform streamlines operations for smaller independent waste vendors by offering:

26

Legacy Waste Broker Acquisitions Add Immediate Value to Our Digital Marketplace

How We Transform Acquired Books of Business

Order Flow & Back Office Digitization

- ✓ Streamlined pricing, job bidding and routing
- ✓ Simplified 3PL solutions for customers
- ✓ Back-office automation

Revenue & SG&A Synergies

- ✓ Easy to use platform drives cross-selling and increases wallet-share
- ✓ Streamlining of manual processes allows for elimination of redundant personnel

AI & Machine Learning

- ✓ Legacy data on pricing, service detail, customers, and market dynamics makes the platform more intelligent
- ✓ Intelligent pricing optimized for hauler's fleet and route

Synergy Track Record

	REVENUE SYNERGIES	SG&A SYNERGIES
WestRock Rubicon acquired WestRock's solid waste management brokerage services business	+36%	(59%)
RiverRoad Rubicon acquired Charter Waste Management that operates through its subsidiary RiverRoad Waste Solutions	+20%	(32%)

Note: All comparisons put on an "apples-to-apples" basis, principally excluding impact of accounts that filed for bankruptcy amidst COVID-19 pandemic and excluding impact of new customer accounts that were closed and launched under the acquired legal entities post-acquisition.

RUBICON

27 Data Generation Digital platform gathering data on routes, infrastructure, management of waste, and collection vehicles performance Communication Platform Drivers and supervisors can communicate back and forth on issues in the field Real Time Analytics Showcase to the city real time route updates, daily reporting, operational insights, and service confirmation Image Recognition Models Machine learning model that recognizes recyclable material and critical infrastructure issues Deployed in more than 70 cities to help achieve “Zero Waste” & Taxpayer Savings Taxpayer Savings Recycling Improvements Quality of Life Gains RUBICONSmartCity TM Award - winning IoT solution helps city governments deliver more efficient, effective, and sustainable public services, becoming the operating system for citywide infrastructure management

28

Case Studies on RUBICONSmartCity™

Kansas City, Missouri

In October 2019, Rubicon and the city of Kansas City, MO signed a 3-year contract worth ~$1M

- **80 vehicles (solid waste only) & 160,000 unique service locations**
- **Drivers have registered more than 17,000 exceptions since installation**
- **~$2 million dollars in documented taxpayer savings since installation**

- Nearly 20% increase in customer satisfaction with solid waste services since installation
- City expanded contract in October 2021 to include 300 snow removal vehicles, worth an additional ~$350k

Montgomery, Alabama

In March 2018, a 6-month pilot in the city of Montgomery, AL converted to a 3-year paying contract worth ~$750k

- **80 sanitation vehicles servicing 67,500 residential and commercial customers**
- **During the pilot period drivers documented over 57,000 issues along their routes**

- This equipped city employees with the information they needed when investigating citizen inquiries and complaints
- ~$375k tax-payer savings per year post Rubicon route efficiency recommendation

RUBICON

29 Single application with different views for customers, service providers and back - office staff, including: ▪ Customer management ▪ Contract and price management ▪ Dispatch management ▪ Resource management ▪ Sub - contractor management ▪ Billing and invoice management Integrates vehicle tracking and service confirmation directly into back - office Leading developer of transport infrastructure and urban services, with over 96,000 employees in more than 25 countries 23% Decrease in idle time 39% Increase in productivity through IoT fleet solutions TAM = $6B (1) 1. World Bank Group ‘What a Waste 2.0’ RUBICONPremier TM Rubicon licenses the breadth of its customer - facing, back - office, and integrated fleet technology as an annual software subscription to other environmental companies internationally Leading European Hauler

Financial Overview & Projections 30

31 ▪ Volume - based services transacted over the platform, all under long - term contracts ▪ Commodities transacted over the platform, all under long - term contracts ▪ Subscription software revenue for access to Rubicon’s platform WASTE SERVICES RUBICONConnect COMMODITIES EXCHANGE RUBICONConnect RUBICONSmartCity SUBSCRIPTION SOFTWARE RUBICONPremier RUBICONSmartCity RUBICONConnect Rubicon’s Revenue Model

32 2021A 2020 A 2017A 2016 A 2018 A 2019 A 2023 E 2022 E 2024E M&A Integration & Synergy Capture Extend Deeper into Supply Chain 4 th acquisition completed • ~ 27% Revenue Synergies • ~ 50% SG&A Synergies Accelerate Investment in Growth ~ 5x Increase in Customer Acquisition Spend ~ 40% CAGR over Forecast Period Digitize Acquisitions + Deploy Products ~ $1.6M Revenue / Non - Sales FTE 60th SmartCity TM Deployed Expand Core Business and into Adjacencies SmartCity TM Launched Premier TM Launched Connect TM passes $500M 8K+ Haulers 150+ Waste Categories Product & Operational Focus Has Set the Stage for Profitable Growth

33 REVENUE GROWTH Revenue Growth: ▪ New customer acquisitions ▪ Expansion within existing customers ▪ International growth Gross Margin Expansion: ▪ Landfill diversion ▪ Procurement efficiencies ▪ Supplier density ▪ SaaS growth DRIVERS EXPANDING MARGINS 6% 7% 16% 7% $22 $35 $42 $47 $77 $181 $308 2020 A 2018 A 2019A 2023 E 2022E 2021 A 2024 E 10% 8% 1. Adjusted Gross Profit (AGP) is a non - GAAP measure. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure. 2. Adjusted Gross Profit Margin is calculated as Adjusted Gross Profit divided by Revenue ($ in millions) ($ in millions) G r o w th 42% 6% 8% 26% 5 7% 38% $359 $509 $539 $583 $736 $1 , 15 2 $1 , 59 6 2019 A 2022 E 2021 A 2018 A 2023E 2020 A 2024E 59% 21% 12% 64% 135% 70% G r o w th Our Financial Profile (1) Adjusted Gross Profit (2) Adjusted Gross Profit Margin 19%

34 ($ Millions) $76 $29 $89 $222 $48 $105 FYE 2021A Reported Already Contracted (Estimated) Additional Growth Organic Growth Contract Portfolio Acquisitions $583 $124 $736 $194 $1,152 Expansion with Existing Customers New Customers Rubicon has significant additional opportunities to expand with existing customers and estimates it currently has 28% of its customers’ wallet Substantially all of 2022E revenues are already under contract 2022E Revenue (1) 1. Rubicon primarily recognizes revenue on a gross basis as the principal in its waste service and commodities sale transactions. Rubicon’s financial projections contemplate future acquisitions and account for all acquired contract portfolios on a gross basis for consistency. Rubicon may effect future acquisitions for which individual contracts, or portfolios of contracts, are deemed agents of the waste generator and accounted for on a net basis. The revenue accounting treatment for such acquisitions may differ from Rubicon’s financial projections. Bridge through 2023E Revenue 2023E Revenue (1) Contracted in 2021 Contracted through Q2 2022

35 1. Adjusted Gross Profit is a non - GAAP measure. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure. ($ Millions) $12 $11 $14 $40 $7 $11 $40 $77 $47 FYE 2021A Reported Already Contracted Additional Growth 2022E Adjusted Organic Growth Contract Portfolio 2023E Adjusted (Estimated) Gross Profit Acquisitions Gross Profit $19 $65 $181 $6M annualized SaaS adjusted gross profit forecast to convert from pilots within next 6 months Existing customer expansion conservatively assumes ~ 5% penetration on > $2B pipeline opportunity Service Optimization & Landfill Diversion Expansion with Existing Customers New Customers Optimization assumes ~ 180 bp margin expansion (consistent with historical experience) (1) Bridge through 2023E Adjusted Gross Profit Customer acquisition pipeline supports > $400M adjusted gross profit opportunity across > 100 identified targets Contracted in 2021 Contracted through Q2 2022

36

Strong Alignment of Financial Incentives Drives High Customer Retention

RUBICON DELIVERS CUSTOMER SAVINGS AND IMPROVES ENVIRONMENTAL IMPACT



Rubicon Adjusted Gross Profit Margin (1)
Customer Net Savings (2)
2%
(4%)
4%
(3%)
7%
0%
10%
3%
18%
9%
Subscription
Bill Auditing
Optimization
Procurement
Recycling
Customer Journey

5-15%
Net Customer Savings

100-105%
Revenue Net Retention [3]

15-20yr.
Est. Customer Lifetime [4]

1. Adjusted Gross Profit is a non-GAAP measure. See the introduction to this presentation for a discussion of non-GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly-comparable GAAP measure. Adjusted Gross Profit Margin is calculated as Adjusted Gross Profit divided by Revenue.
2. Customer net savings calculated against incumbent service provider total cost baseline versus at the end of the first contract term, typically three years. Savings estimated by management based on a $10 million revenue customer and Rubicon average internal operating key performance indicators..
3. Revenue net retention is calculated on an annualized basis as the percentage of prior period revenue retained from existing customers within the period, inclusive of customer churn, as well as revenue expansion or contraction within an existing customer account.
4. Customer lifetime estimated based on the inverse of historical annualized customer revenue churn rates.

RUBICON

37 REVENUE GROWTH FROM SELECTED CUSTOMERS $3,736 $10,596 $17,301 $21,836 $23,490 201 9A 2020 A 2021 A National Convenience Chain Southern US City 2017 A 2018 A Global Logistics 58% CAGR 44% CAGR 61% CAGR $5,329 $6,440 $6,837 $12,021 $23 , 14 3 2017 A 2020 A 2019 A 201 8A 2021 A $157 $671 $741 2019 A 2020 A Fast Casual Dining 2021 A $352 $664 $1,157 $1,664 $2,354 201 9A 2017 A 201 8A 2020 A 2021 A Annual Revenue ($ in thousands) 117% CAGR Established Track Record of Gaining Customer Wallet - Share

38 1. 2. Adjusted Gross Profit is a non - GAAP measure. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure. Adjusted EBITDA is a non - GAAP measure. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to net income, the most directly - comparable GAAP measure. Long - Term Model ($ in millions) 2021A 2022E 2023E 2024E Long - Term Target Revenue $583 $736 $1 , 15 2 $1 , 59 6 Adjusted Gross Profit (Non - GAAP) (1) 8 . 0% 10 . 5% 15 . 7% 19 . 3% 30.0% - 35.0% Platform Support Costs 3 . 9% 4 . 6% 6 . 0% 7 . 5% 7.5% - 10.0% Sales & Marketing 2 . 5% 2 . 4% 2 . 8% 2 . 7% 2.0% - 3.0% Product Development 3 . 9% 4 . 7% 4 . 0% 3 . 8% 3.0% - 5.0% General & Administrative 7 . 7% 5 . 6% 4 . 5% 4 . 4% 3.5% - 5.0% Adjusted EBITDA (Non - GAAP) (2) NM NM NM 1 . 0% 12.5% - 15.0% % of Revenue

Transaction Overview 39

40 ▪ Pro forma enterprise value of ~$1.7B ▪ The transaction will be funded by a combination of ~$321M of cash and proceeds from a $111M PIPE (3) ▪ 100% rollover by existing Rubicon equity holders ▪ Completion of transaction is expected in Q3 2022 PRO FORMA VALUATION (1) SOURCES & USES (3) Note: Adjusted Gross Profit (AGP) is a non - GAAP measure and represents revenue less payments to third party suppliers for waste services and waste generators for the value of commodity streams. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure; 1. Assumes Rubicon rollover shares, FOUN public shares, FOUN sponsor shares and PIPE shares offered at $10.00 per share 2. Pro forma share count includes: 148.250M Rubicon rollover shares (assumes no adjustment to Transaction Consideration for Excess Transaction Bonuses), 11.100M PIPE shares, 31.625M FOUN public shares, 7.906M FOUN sponsor promote. Pro forma share count excludes the dilutive impact from public and private placement warrants as well as earnout shares. 3. Assumes no redemptions from SPAC public stockholders and fully subscribed PIPE 4. Assumes no adjustment to Transaction Consideration for debt in excess of $60M or Excess Transaction Bonuses ($ Millions, Except per Share Price) Transaction Overview Pro Forma Ownership (1)(2) Rubicon Equity Rollover 74.5 % P I P E 5.6% Founder SPAC Equity 15.9% Founder Sponsor Shares 4.0% Share Price (1) $10.00 Pro Forma Shares Outstanding (2)(3) 198.9 Total Equity Value $1 , 98 9 (+) Pro Forma Debt 60 ( - ) Cash to Balance Sheet (3 5 2) Total Enterprise Value $1,697 2023E Adjusted Gross Profit Multiple $181 9.4x Rubicon Equity Rollover (4) $1 , 48 3 Founder SPAC Cash in the Trust 321 PIPE 111 Founder Sponsor Shares 79 Total Sources $1,994 Rubicon Equity Rollover (4) $1,483 Cash to Balance Sheet 352 Founder Sponsor Shares 79 Estimated Transaction Costs 45 Company Transaction Bonuses 35 Total Uses $1,994

41 Well - Positioned Against Peers OTHER M A RK E T PL A C E SOFTWARE BUSINESS FACING MARKETPLACES CONSUMER FACING MARKETPLACES 13.0x 12.5x 12.0x 10.1x 6.6x 4.6x 11.1x 33% 12% 27% 16% 25% 24% 13% 101% ’21 - 23 AGP CAGR 9.4x EV / 2023 AGP EV / 2023 NR ’21 - 23 NR CAGR MEDIAN Source: Company management, CapitalIQ, Refinitiv, and public filings as of 12/08/2021 Note: Adjusted gross profit (AGP) is a non - GAAP measure and represents revenue less payments to third party suppliers for waste services and waste generators for the value of commodity streams. See the introduction to this presentation for a discussion of non - GAAP measures and the appendix for a reconciliation of historical amounts to gross profit, the most directly - comparable GAAP measure;

A ppend i x 42

43 Statements of Operations & Other Financial KPIs

44 Reconciliation of Non - GAAP Financials 1. Adjusted Gross Profit and Adjusted EBITDA are non - GAAP measures. See the introduction to this presentation for a discussion of non - GAAP measures. 2. Adjusted Gross Profit Margin is calculated as Adjusted Gross Profit divided by Revenue. ($ in millions) 2018A 2019A 2020A 2021A Gross Profit (GAAP) $6 . 6 $15 . 9 $20 . 6 $21 . 4 Amortization & Depreciation for Revenue Generating Activities 1 . 1 1 . 6 1 . 8 2 . 9 Platform Support Costs 14 . 1 17 . 3 19 . 8 22 . 6 Adjusted Gross Profit (Non - GAAP) (1) $21 . 9 $34 . 8 $42 . 3 $46 . 9 Gross Profit Margin 1.8% 3.1% 3.8% 3.7% Adjusted Gross Profit Margin (2) 6.1% 6.8% 7.8% 8.0% ($ in millions) 2018A 2019A 2020A 2021A Net Income (GAAP) ($70.8) ($60.4) ($58.6) ($73.2) Income Tax Expense / (Benefit) 0 . 2 (0.4) (1.5) ( 1 . 7 ) Other Expense / (Income) 0 . 9 0.6 0.4 ( 9 . 2 ) Interest Expense / (Earned) 1 . 2 4.6 8.2 11 . 5 Depreciation & Amortization 4 . 2 6.4 6.5 7 . 1 Other Non - Cash Items 2 . 1 1.2 0.7 7 . 8 Adjusted EBITDA (Non - GAAP) (1) ($62.2) ($48.1) ($44.2) ($57.7)

45

Rubicon's World Class Leadership Aims to Create a Future without Waste



Nate Morris
Chairman & Chief Executive Officer
Since 2008

Founded Rubicon in 2008 with the vision to solve the environmental threats posed by global waste. Also founded Morris Industries in 2010, a Kentucky based conglomerate that is reimagining the industrial economy.



Phil Rodoni
Chief Technology Officer
Since 2015

Led Esurance's expansion of offerings and geographic footprint. Served as VP at Charles Schwab building a technology platform that supported 100,000 users. Well-versed in financial services, mobile internet and software development.



Michael Allegretti
Chief Strategy Officer
Since 2016

Led public policy for the Manhattan Institute for Policy Research, a national think tank focused on solving urban issues with free market solutions. Oversaw public policy for Uber in NYC and served as a Director for Partnership for NYC.



Jevan Anderson
Chief Financial Officer
Since 2021

Highly accomplished technology executive with 30 years of experience in corporate leadership, including CFO and COO roles at Finjan Holdings. Executed transactions with over $20 billion in aggregate consideration.



Chris Spooner
Senior Vice President, Finance
Since 2015

Served as Manager of Capital Strategy at Novelis, a global leader in sustainable manufacturing.



Michael Heller
Chief Administrative and People Officer
Since 2011

Worked for Big Four accounting and national law firms in venture financing, buy and sell side transactions and strategic business partnership structuring.



Renaud de Viel Castel
Chief Operations Officer
Since 2016

Served as General Manager at Veolia, a global solutions company focused on addressing sustainability challenges.



William Meyer
General Counsel and Corporate Secretary
Since 2016

Served as an Associate at Kilpatrick Townsend & Stockton LLP, prior to which he was an Associate at King & Spalding LLP. Earned his Doctor of Jurisprudence (J.D.) from the University of Virginia School of Law.



Tom Owston
Interim Chief Commercial Officer
Since 2015

Served as strategic account director for Bigbelly (waste IoT technology) and account executive at Mercatus (vertical software for energy management). Served as District Manager for ADP.



Elizabeth Montoya
Chief of Protocol and Investor Relations
Since 2011

Served as Director of Programs and Communications at the Humanities Council of Washington, D.C.



David Rachelson
Chief Sustainability Officer
Since 2015

Led the development of IHG's Green Engage platform that provides cost-effective sustainability solutions.



Dan Sampson
Chief Marketing & Communications Officer
Since 2019

Led global marketing and communications programs for NYSE-listed companies. Held senior marketing roles for some of the world's largest brands including Marriott International and CBS Corporation.



Perry Moss
Chief Advisor
Since 2011

Served as Executive Vice President at Oakleaf Waste Management LLC, working directly with Walmart, CVS, Dollar General and other major accounts. Honed his expertise at Champion International and Smurfit-Stone Container Corporation, where he led a waste and recycling subsidiary.



Stacie Moore
Vice President of Human Resources
Since 2018

Served as Director of Human Resources at Precyse Solutions, directing overall function of human Resources services, policies and programs.

Source: Company Website

RUBICON

About Rubicon

Rubicon Technologies, LLC (“Rubicon”) is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. To learn more, visit www.Rubicon.com.

About Founder

Founder SPAC (“Founder”) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of digital transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor Nikhil Kalghatgi leads the company’s advisory board.

Additional Information and Where to Find It

In connection with the proposed business combination between Founder and Rubicon, Founder has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that was declared effective by the SEC on July 5, 2022, which includes a final prospectus of Founder with respect to the securities to be issued in connection with the business combination and a definitive proxy statement of Founder with respect to the extraordinary general meeting of Founder’s shareholders (the “Extraordinary Meeting”). The definitive proxy statement/consent solicitation statement/prospectus was mailed to shareholders of Founder as of the record date established for voting on the proposed business combination. This communication does not contain all the information that should be considered pertaining to the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to shareholders of Founder for their consideration. Founder’s shareholders and other interested persons are advised to read the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with Founder’s solicitation of proxies for the Extraordinary Meeting because these materials contain important information about Rubicon, Founder and the proposed business combination and related transactions. Shareholders may also obtain a copy of the proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC by Founder, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder, Rubicon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Founder’s shareholders in respect of the proposed business combination and related transactions. Information regarding Founder’s directors and executive officers is available in the definitive proxy statement/consent solicitation statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the definitive proxy statement/consent solicitation statement/prospectus related to the proposed business combination and related transactions, which can be obtained free of charge as indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the proposed business combination and the transactions contemplated therein; (2) the inability to complete the proposed business combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the proposed business combination; and (12) other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this communication should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

RubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie

ICR, Inc.

RubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com